April 1, 1997

Mr. George Leonard
Western Pacific Airlines, Inc.
2864 South Circle Drive, Suite I 100 Colorado Springs, CO 80906

Dear George:

As you are well aware, you and your staff have been extremely occupied with several significant transactions/events that have arisen subsequent to year end, some of which will impact the disclosure in your December 31, 1996 financial statements and Form 10-K. As a result, the financial statements and Form 10-K have not yet been completed and therefore, we will not be prepared to issue our report on the Company's December 31, 1996 financial statements by the March 31, 1997 deadline. We will work diligently with you and your staff over the next two weeks to help complete the remaining portions of the financial statements and Form 10-K so that it can be filed by April 15, 1997.

Very truly yours,



Arthur Andersen, LLP
Phoenix, AZ